Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2009 and 2008

Management's and Auditors' reports

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Group Inc. ("the Company") is responsible for the preparation and integrity of the consolidated financial statements and the Management's Discussion and Analysis ("MD&A"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company's standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company's internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Deloitte & Touche LLP, whose report follows. They were appointed as independent auditors, by a vote of the Company's shareholders, to conduct an integrated audit of the Company's consolidated financial statements and of the Company's internal control over financial reporting. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company's disclosure controls and procedures.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

(signed)   (signed)

Michael E. Roach   **R. David Anderson**
PRESIDENT AND CHIEF EXECUTIVE OFFICER   EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

NOVEMBER 8, 2009

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in Canada.

The Company's internal control over financial reporting includes policies and procedures that:
- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in Canada, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There was one exclusion from our assessment. Our interest in a joint venture was excluded from our assessment as we do not have the ability to dictate or modify the joint venture's internal control over financial reporting, and we do not have the practical ability to assess those controls. Our interest in the joint venture represents 1.0% of our consolidated total assets and 2.7% of our consolidated revenue as at and for the year ended September 30, 2009. We have assessed the Company's internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated financial statements.

As of the end of the Company's 2009 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined the Company's internal control over financial reporting as at September 30, 2009, was effective.

The effectiveness of the Company's internal control over financial reporting as at September 30, 2009, has been audited by the Company's independent auditors, as stated in their report appearing on page 4.

(signed)   (signed)
Michael E. Roach   **R. David Anderson**
PRESIDENT AND CHIEF EXECUTIVE OFFICER   EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

NOVEMBER 8, 2009

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the internal control over financial reporting of CGI Group Inc. and subsidiaries ("the Company") as of September 30, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting concerning one investment. Management excluded from its assessment the internal control over financial reporting of its interest in a joint venture because the Company does not have the ability to dictate or modify the controls at this entity and does not have the ability to assess, in practice, the controls at the entity. Their interest in the joint venture constitutes 1.0 % of total assets and 2.7% of revenues of the consolidated financial statements of the Company as of and for the year ended September 30, 2009. Accordingly, our audit did not include the internal control over financial reporting of that investment. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2009, and our report dated November 8, 2009 expressed an unqualified opinion on those financial statements and included a separate report titled Comments By Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences.

Deloitte & Touche LLP[1]

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 8, 2009

---
[1] Chartered accountant auditor permit No. 17046

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of CGI Group Inc.

We have audited the accompanying consolidated balance sheets of CGI Group Inc. and subsidiaries (the "Company") as at September 30, 2009 and 2008 and the related consolidated statements of earnings, comprehensive income, retained earnings and cash flows for each of the three years in the period ended September 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CGI Group Inc. and subsidiaries as at September 30, 2009 and 2008 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2009, in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2009, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report, dated November 8, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP[1]

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 8, 2009

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors and Shareholders of the consolidated financial statements of CGI Group Inc. dated November 8, 2009, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Deloitte & Touche LLP[1]

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

MONTRÉAL, QUÉBEC
NOVEMBER 8, 2009

---

[1] Chartered accountant auditor permit No. 17046

Consolidated Statements of Earnings

Years ended September 30 (in thousands of Canadian dollars, except share data)	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
REVENUE	3,825,161	3,705,863	3,633,945
Operating expenses			
Costs of services, selling and administrative (Note 18)	3,170,406	3,110,760	3,050,782
Amortization (Note 14)	195,761	163,172	173,221
Restructuring costs related to specific items (Note 16)	–	–	23,010
Interest on long-term debt	18,960	27,284	41,818
Interest income	(2,908)	(5,570)	(9,451)
Other expenses	3,569	3,341	398
Foreign exchange (gain) loss	(1,747)	1,445	3,457
Gain on sale of assets	–	–	(700)
	3,384,041	3,300,432	3,282,535
Earnings from continuing operations before income taxes and non-controlling interest	441,120	405,431	351,410
Income tax expense (Note 17)	125,223	106,297	115,608
Non-controlling interest, net of income taxes	739	868	251
Earnings from continuing operations	315,158	298,266	235,551
Earnings (loss) from discontinued operations, net of income taxes (Note 20)	1,308	(5,134)	1,743
NET EARNINGS	316,466	293,132	237,294
BASIC EARNINGS (LOSS) PER SHARE			
Continuing operations (Note 13)	1.03	0.94	0.71
Discontinued operations	–	(0.02)	0.01
	1.03	0.92	0.72
DILUTED EARNINGS (LOSS) PER SHARE			
Continuing operations (Note 13)	1.02	0.92	0.70
Discontinued operations	–	(0.02)	0.01
	1.02	0.90	0.71

See Notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended September 30 (in thousands of Canadian dollars)	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
NET EARNINGS	316,466	293,132	237,294
Net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations (net of income taxes)	6,249	66,200	(116,040)
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	15,739	(538)	19,190
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	13,446	(1,013)	–
Other comprehensive income (loss) (Note 15)	35,434	64,649	(96,850)
COMPREHENSIVE INCOME	351,900	357,781	140,444

See Notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings

Years ended September 30 (in thousands of Canadian dollars)	2009	2008	2007
	$	$	$
RETAINED EARNINGS, BEGINNING OF YEAR, AS PREVIOUSLY REPORTED	923,721	752,847	587,201
Change in accounting policy (Note 2a)	(2,341)	(2,709)	(3,601)
RETAINED EARNINGS, BEGINNING OF YEAR, AS RESTATED	921,380	750,138	583,600
Net earnings	316,466	293,132	237,294
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 11)	(55,609)	(121,890)	(70,756)
RETAINED EARNINGS, END OF YEAR	1,182,237	921,380	750,138

See Notes to the consolidated financial statements.

Consolidated Balance Sheets

As at September 30 (in thousands of Canadian dollars)	**2009**	2008
		(Restated Note 2a)
	$	$
ASSETS		
Current assets		
Cash and cash equivalents (Note 3)	**343,427**	50,134
Accounts receivable (Note 4)	**461,291**	487,563
Work in progress	**249,022**	228,510
Prepaid expenses and other current assets	**82,237**	82,992
Income taxes	**2,759**	4,189
Future income taxes (Note 17)	**15,110**	34,031
Assets held for sale (Note 20)	**–**	1,398
	1,153,846	888,817
Capital assets (Note 5)	**212,418**	178,435
Intangible assets (Note 6)	**455,775**	539,897
Other long-term assets (Note 7)	**60,558**	45,677
Future income taxes (Note 17)	**10,173**	7,747
Goodwill (Note 8)	**1,674,781**	1,689,362
Total assets before funds held for clients	**3,567,551**	3,349,935
Funds held for clients	**332,359**	330,623
	3,899,910	3,680,558
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**306,826**	339,765
Accrued compensation	**165,981**	127,151
Deferred revenue	**136,135**	133,688
Income taxes	**88,002**	79,260
Future income taxes (Note 17)	**50,250**	25,529
Current portion of long-term debt (Note 10)	**17,702**	100,917
Liabilities held for sale (Note 20)	**–**	657
	764,896	806,967
Future income taxes (Note 17)	**171,697**	183,612
Long-term debt (Note 10)	**265,428**	290,174
Non-controlling interest	**6,342**	5,922
Other long-term liabilities (Note 9)	**83,934**	66,259
Total liabilities before clients' funds obligations	**1,292,297**	1,352,934
Clients' funds obligations	**332,359**	330,623
	1,624,656	1,683,557
Commitments, contingencies and guarantees (Note 26)		
SHAREHOLDERS' EQUITY		
Retained earnings	**1,182,237**	921,380
Accumulated other comprehensive loss (Note 15)	**(285,990)**	(321,424)
	896,247	599,956
Capital stock (Note 11)	**1,298,270**	1,319,672
Contributed surplus (Note 12b)	**80,737**	77,373
	2,275,254	1,997,001
	3,899,910	3,680,558

See Notes to the consolidated financial statements.

Approved by the Board	(signed)	(signed)
	DIRECTOR	DIRECTOR
	Michael E. Roach	Serge Godin

Consolidated Statements of Cash Flows

Years ended September 30 (in thousands of Canadian dollars)

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
OPERATING ACTIVITIES			
Earnings from continuing operations	315,158	298,266	235,551
Adjustments for:			
Amortization (Note 14)	218,087	186,120	196,527
Future income taxes (Note 17)	29,300	(22,675)	10,470
Foreign exchange loss	723	1,846	3,833
Stock-based compensation (Note 12a)	8,617	5,131	13,933
Gain on sale of assets	–	–	(700)
Non-controlling interest, net of income taxes	739	868	251
Net change in non-cash working capital items (Note 22a)	57,620	(113,886)	84,250
Cash provided by continuing operating activities	630,244	355,670	544,115
INVESTING ACTIVITIES			
Business acquisitions (net of cash acquired) (Note 19)	(1,422)	(3,911)	(17,298)
Proceeds from sale of assets and businesses (net of cash disposed)	4,991	29,238	–
Purchase of capital assets	(69,212)	(60,983)	(50,967)
Proceeds from disposal of capital assets	–	–	1,371
Additions to intangible assets	(62,367)	(60,942)	(87,852)
Decrease in other long-term assets	–	3,019	908
Cash used in continuing investing activities	(128,010)	(93,579)	(153,838)
FINANCING ACTIVITIES			
Use of credit facilities	144,694	90,305	30,113
Repayment of credit facilities	(157,505)	(196,533)	(353,643)
Repayment of long-term debt	(117,752)	(10,153)	(7,466)
Proceeds on settlement of forward contracts (Note 10)	18,318	–	–
Repurchase of Class A subordinate shares (net of share repurchase costs) (Note 11)	(101,698)	(216,208)	(128,541)
Issuance of shares (Note 11)	16,141	32,423	42,744
Cash used in continuing financing activities	(197,802)	(300,166)	(416,793)
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(11,300)	398	(3,962)
Net increase (decrease) in cash and cash equivalents from continuing operations	293,132	(37,677)	(30,478)
Net cash and cash equivalents provided by (used in) discontinued operations (Note 20)	161	(1,068)	3,628
Cash and cash equivalents, beginning of year	50,134	88,879	115,729
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 3)	343,427	50,134	88,879

Supplementary cash flow information (Note 22)
See Notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

1. Description of business

CGI Group Inc. (the "Company"), directly or through its subsidiaries, manages information technology services ("IT services"), including outsourcing, systems integration and consulting, software licenses and maintenance, as well as business process services ("BPS") to help clients cost effectively realize their strategies and create added value.

2. Summary of significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects from U.S. GAAP. A reconciliation between Canadian and U.S. GAAP can be found in Note 29. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2009, including the impact of adopting Section 3064, "Goodwill and intangible assets" in fiscal 2009 and discontinued operations in fiscal 2008.

CHANGES IN ACCOUNTING POLICIES
The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after October 1, 2008:

a) Section 3064, "Goodwill and Intangible Assets", replaces Section 3062, "Goodwill and Other Intangible Assets" and Section 3450, "Research and Development Costs". The Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards ("IFRS"). Section 1000, "Financial Statement Concepts", was also amended to provide consistency with this new standard. Section 3064 has been adopted retrospectively, with restatement of prior periods. As a result, the Company recorded certain expenditures related to start-up costs and labor costs as expenses, rather than recording them as intangible assets. In addition, the contract costs are now presented under intangible assets.

The effects of the adoption of this Section on the Company's previously issued consolidated financial statements are presented as follows:

Increase (decrease)	As at and for the year ended September 30	
	2008	2007
	$	$
Consolidated Statements of Earnings		
Costs of services, selling and administrative	240	500
Amortization	(772)	(1,808)
Income tax expense	164	416
Net earnings	368	892
Consolidated Balance Sheets		
Intangible assets	(3,415)	(3,947)
Long-term future income tax liabilities	(1,074)	(1,238)
Retained earnings	(2,341)	(2,709)
Consolidated Statements of Cash Flows		
Operating activities		
Amortization	(772)	(1,808)
Future income taxes	164	416
Investing activities		
Additions to intangible assets	240	500

Opening retained earnings for 2007 have been reduced by $3,601,000, which is the amount of the adjustment relating to periods prior to 2007. The retrospective impact on basic and diluted earnings per share for the prior restated periods is nominal.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

CHANGES IN ACCOUNTING POLICIES (CONTINUED)

b) Section 1400, "General Standards of Financial Statement Presentation", includes requirements to assess and disclose the Company's ability to continue as a going concern. The adoption of this new section did not have an impact on the Company's consolidated financial statements.

In addition, on January 20, 2009, the CICA issued Emerging Issues Committee Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" ("EIC 173"), to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual consolidated financial statements after January 20, 2009. EIC 173 requires the Company to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financials liabilities, including derivative instruments. The Company adopted EIC 173 during fiscal 2009. The adoption of this new section did not have a significant impact on the consolidated financial statements.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and shareholders' equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. Significant estimates include, but are not limited to, goodwill, income taxes, contingencies and other liabilities, accrued integration charges, revenue recognition, stock based compensation, investment tax credits and government programs and the impairment of long-lived assets.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The Company accounts for its jointly-controlled investment using the proportionate consolidation method.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue principally through the provision of IT services and BPS.

The IT services include a full range of information technology services, namely: i) outsourcing ii) systems integration and consulting iii) software licenses and iv) provision of maintenance. BPS provides business processing for the financial services sector, as well as other services such as payroll and document management services.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when persuasive evidence of an arrangement exists, services or products have been provided to the client, the fee is fixed or determinable, and collectibility is reasonably assured.

The Company's arrangements often include a mix of the services listed below. If an arrangement involves the provision of multiple elements, the total arrangement value is allocated to each element as a separate unit of accounting if: 1) the delivered item has value to the client on a stand-alone basis; 2) there is objective and reliable evidence of the fair value of the undelivered item; and 3) in an arrangement that includes a general right of return relative to the delivered item, the delivery or performance of the undelivered item is considered probable and substantially in the control of the Company. If these criteria are met, then the total consideration of the arrangement is allocated among the separate units of accounting based on their relative fair values. Fair value is established based on the internal or external evidence of the amount charged for each revenue element. However, some software license arrangements are subject to specific policies as described below in "Software license arrangements".

In situations where there is fair value for all undelivered elements, but not for the delivered elements, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to the delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements.

For all types of arrangements, the appropriate revenue recognition method is applied for each unit of accounting, as described below, based on the nature of the arrangement and the services included in each unit of accounting. All deliverables that do not meet the separation criteria are combined into one unit of accounting and the most appropriate revenue recognition method is applied.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Some of the Company's arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. If uncertainty exists about client acceptance, revenue is not recognized until acceptance occurs. Formal client sign-off is not always necessary to recognize revenue, provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include the historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and the historical experience with the specific client.

Provisions for estimated contract losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract.

OUTSOURCING AND BPS ARRANGEMENTS

Revenue from outsourcing and BPS arrangements under time and materials and unit-priced arrangements are recognized as the services are provided at the contractually stated price. If the contractual per-unit prices within a unit-priced contract change during the term of the arrangement, the Company evaluates whether it is more appropriate to record revenue based on the average per-unit price during the term of the contract or based on the actual amounts billed.

Revenue from outsourcing and BPS arrangements under fixed-fee arrangements is recognized on a straight-line basis over the term of the arrangement, regardless of the amounts billed, unless there is a better measure of performance or delivery.

SYSTEMS INTEGRATION AND CONSULTING SERVICES

Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.

Revenue from systems integration and consulting services under fixed-fee arrangements and software licenses arrangements where the implementation services are essential to the functionality of the software or where the software requires significant customization are recognized using the percentage-of-completion method over the implementation period. The Company uses the labour costs or labour hours incurred to date to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that gave rise to the revision become known.

Revenue from systems integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.

SOFTWARE LICENSE ARRANGEMENTS

Most of the Company's software license arrangements are accounted for as described above in "Systems integration and consulting services". In addition, the Company has software license arrangements that do not include implementation services that are essential to the functionality of the software or software that requires significant customization, but that may involve the provision of multiple elements such as integration and post-contract customer support. For these types of arrangements, revenue from software licenses is recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific objective evidence ("VSOE") of fair value of an arrangement exists to allocate the total fee to the different elements of an arrangement based on their relative VSOE of fair value. The residual method, as defined above, using VSOE of fair value can be used to allocate the arrangement consideration. VSOE of fair value is established through internal evidence of prices charged for each revenue element when that element is sold separately. Revenue from maintenance services for licenses sold and implemented is recognized ratably over the term of the contract.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)
WORK IN PROGRESS AND DEFERRED REVENUE
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

REIMBURSEMENTS
Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software re-sales, are included in revenue, and the corresponding expense is included in costs of services when the Company has assessed that the costs meet the criteria for gross revenue recognition.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of unrestricted cash and short-term investments having an initial maturity of three months or less.

CAPITAL ASSETS
Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

FUNDS HELD FOR CLIENTS AND CLIENTS' FUNDS OBLIGATIONS
In connection with the Company's payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients' employees, appropriate tax authorities or claim holders, files federal and local tax returns, and handles related regulatory correspondence and amendments. The Company presents the funds held for clients and related obligations separately.

INTANGIBLE ASSETS
CONTRACT COSTS
Contract costs are mainly incurred when acquiring or implementing long-term IT services and BPS contracts. Contract costs are classified as intangible assets. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs are comprised primarily of incentives and transition costs.

Occasionally, incentives are granted to clients upon signing of outsourcing contracts. These incentives can be granted either in the form of cash payments, issuance of equity instruments or discounts awarded principally over a transition period, as negotiated in the contract. In the case of equity instruments, cost is measured at the estimated fair value at the time they are issued. For discounts, cost is measured at the value of the granted financial commitment and a corresponding amount is recorded as deferred revenue. As services are provided to the client, the amount is amortized and recorded as a reduction of revenue.

Capital assets acquired from a client in connection with outsourcing contracts are capitalized as such and amortized consistent with the amortization policies described previously. The excess of the amount paid over the fair value of capital assets acquired in connection with outsourcing contracts is considered as an incentive granted to the client, and is recorded as described in the preceding paragraph.

Transition costs consist of expenses associated with the installation of systems and processes incurred after the award of outsourcing contracts, relocation of transitioned employees and exit from client facilities. Under BPS contracts, the costs consist primarily of expenses related to activities such as the conversion of the client's applications to the Company's platforms. These incremental costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Pre-contract costs associated with acquiring or implementing long-term IT services and BPS contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are incremental and directly related to the acquisition of the contract. Eligible pre-contract costs are recorded at cost and amortized using the straight-line method over the expected term of the respective contracts.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

INTANGIBLE ASSETS (CONTINUED)

OTHER INTANGIBLE ASSETS

Other intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships.

Internal-use software, business solutions and software licenses are recorded at cost. Business solutions developed internally and marketed for distribution are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Business solutions and software licenses acquired through a business combination are initially recorded at fair value based on the estimated net future income-producing capabilities of the software products. Client relationships are acquired through business combinations and are initially recorded at their fair value based on the present value of expected future cash flows.

The Company amortizes its other intangible assets using the straight-line method over the following estimated useful lives:

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years

IMPAIRMENT OF LONG-LIVED ASSETS

When events or changes in circumstances indicate that the carrying amount of long-lived assets, such as capital assets and intangible assets, may not be recoverable, undiscounted estimated cash flows are projected over their remaining term and compared to the carrying amount. To the extent that such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

OTHER LONG-TERM ASSETS

Other long-term assets consist mainly of deferred financing fees, deferred compensation plan assets, long-term maintenance agreements and forward contracts.

BUSINESS COMBINATIONS AND GOODWILL

The Company accounts for its business combinations using the purchase method of accounting. Under this method, the Company allocates the purchase price to tangible and intangible assets acquired and liabilities assumed based on estimated fair values at the date of acquisition, with the excess of the purchase price amount being allocated to goodwill. Goodwill for each reporting unit is assessed for impairment at least annually, or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The Company has designated September 30 as the date for the annual impairment test. An impairment charge is recorded when the goodwill carrying amount of the reporting unit exceeds its fair value.

ACCRUED INTEGRATION CHARGES

Accrued integration charges are comprised of liabilities for costs incurred in business combinations and restructuring activities, such as severance payments related to the termination of certain employees of the acquired business performing functions already available through the Company's existing structure and provisions related to leases for premises occupied by the acquired businesses that the Company plans to vacate.

EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options.

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

TAX CREDITS

The Company follows the cost reduction method to account for tax credits. Under this method, tax credits related to current expenditures are recognized in the period in which the related expenditures are charged to operations, provided there is reasonable assurance of realization. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset, provided there is reasonable assurance of realization.

INCOME TAXES

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of assets and liabilities using substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded for the portion of the future income tax assets when its realization is not considered more likely than not.

TRANSLATION OF FOREIGN CURRENCIES

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet date. Realized and unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries, with economic activities largely independent of the Company, are accounted for using the current rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are reported as net unrealized gains (losses) on translating financial statements of self-sustaining foreign operations in the consolidated statements of comprehensive income.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the Company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

STOCK-BASED COMPENSATION

Stock-based compensation cost is recorded using the fair value based method. This method consists of recording compensation cost to earnings over the vesting period of options granted. When stock options are exercised, any consideration paid by employees is credited to capital stock and the recorded fair value of the option is removed from contributed surplus and credited to capital stock.

HEDGING TRANSACTIONS

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

CASH FLOW HEDGES ON SENIOR U.S. UNSECURED NOTES

Effective December 21, 2007, the Company entered into forward contracts to hedge the contractual principal repayments of the Senior U.S. unsecured notes. The purpose of the hedging transactions is to hedge the risk of variability in functional currency equivalent cash flows associated with the foreign currency debt principal repayments.

The hedges were documented as cash flow hedges and no component of the derivative's fair value are excluded from the assessment and measurement of hedge effectiveness. The hedge is considered to be highly effective as the terms of the forward contracts coincide with the terms of the repayment of the two remaining tranches of the debt. The first tranche was repaid in fiscal 2009.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

HEDGING TRANSACTIONS (CONTINUED)

CASH FLOW HEDGES ON SENIOR U.S. UNSECURED NOTES (CONTINUED)

The forward contracts are derivative instruments and, therefore, are recorded at fair value on the balance sheet under other long-term assets and the effective portion of the change in fair value of the derivatives is recognized in other comprehensive income (loss). An amount that will offset the related translation gain or loss arising from the remeasurement of the portion of the debt that is designated is reclassified each period from other comprehensive income (loss) to earnings. The forward premiums or discounts on the forward contracts used to hedge foreign currency long-term debt are amortized as an adjustment of interest expense over the term of the forward contracts. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for the year ended September 30, 2009, were not significant. The cash flows of the hedging transaction are classified in the same manner as the cash flows of the position being hedged.

HEDGE ON NET INVESTMENTS IN SELF-SUSTAINING FOREIGN SUBSIDIARIES

Effective December 1, 2008, the Company designated a debt of US$100,000,000 as the hedging instrument for a portion of the Company's net investment in self-sustaining U.S. subsidiaries. Further, effective December 17, 2008, the Company designated a debt of €12,000,000 as the hedging instrument for part of the Company's net investment in self-sustaining European subsidiaries.

Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income (loss).

CASH FLOW HEDGES ON FUTURE REVENUE

During the 12 months ending September 30, 2009, the Company entered into various foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future U.S. revenue and to hedge the variability in the foreign currency exchange rate between the Canadian dollar and the Indian rupee on future Canadian revenue. Additionally, the Company entered into fixed-floating currency swap derivatives to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar on future U.S. revenue. The cash flow hedges mature at various dates until 2014.

These hedges were documented as cash flow hedges and no component of the derivative instruments' fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet under other current assets, other long-term assets, other current liabilities or other long-term liabilities. Valuation models, such as discounted cash flow analysis using observable market inputs, are utilized to determine the fair values of the forward contracts.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income (loss) and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income (loss) into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During fiscal 2009, the Company's hedging relationships were effective. The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

2. Summary of significant accounting policies (continued)

FUTURE ACCOUNTING CHANGES

In January 2009, the CICA issued the following new Handbook sections:

a)   Section 1582, "Business Combinations", which replaces Section 1581, "Business Combinations" establishes standards for the accounting for a business combination. It provides the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), "Business Combinations". The Section applies prospectively to the Company for business combinations for which the acquisition date is on or after October 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new section on the consolidated financial statements.

b) Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling Interests", together replace Section 1600, "Consolidated Financial Statements". Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, IAS 27 (Revised), "Consolidated and Separate Financial Statements". The Sections apply to the Company's interim and annual consolidated financial statements for fiscal years beginning on October 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new sections on the consolidated financial statements.

Additionally, in February 2008, the Canadian Accounting Standards Board confirmed that the use of IFRS would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, the Company's first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan. In addition to a working team, the Company has established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets bi-weekly, Steering Committee monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

The Company has completed the diagnostic phase which involved a high-level review of the differences between current Canadian GAAP and IFRS, as well as a review of the alternatives available on adoption. The second phase of the plan has been in progress since February 2009. This phase encompasses a detailed impact assessment addressing differences between Canadian GAAP and IFRS. Deliverables stemming from this phase include documentation of the rationale supporting accounting policy choices, new disclosure requirements and authoritative literature supporting these choices. As the implications of the transition and conversion are identified in this phase, the impacts on the other key elements of the conversion plan will be assessed. These key elements include: information technology changes, education and training requirements, internal control over financial reporting, and impacts on business activities.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

3. Cash and cash equivalents

	2009	2008
	$	$
Cash	203,160	33,433
Cash equivalents	140,267	16,701
	343,427	50,134

4. Accounts receivable

	2009	2008
	$	$
Trade	317,647	399,397
Other[1]	143,644	88,166
	461,291	487,563

[1] Other accounts receivable include refundable tax credits on salaries related to the Development of E-Business, E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres, research and development and other tax credit programs. The tax credits represent approximately $124,803,000 and $54,822,000 of other accounts receivable in 2009 and 2008, respectively.

Effective April 1, 2008, the Company became eligible for the Development of E-Business refundable tax credit, which replaces certain existing Québec tax credit programs. The fiscal measure enables corporations with an establishment in the province of Québec that carry out eligible activities in the technology sector to obtain a refundable tax credit equal to 30% of eligible salaries, up to a maximum of $20,000 per year per eligible employee until December 31, 2015.

Prior to April 1, 2008, in order to be eligible for the E-Commerce Place, Cité du Multimédia de Montréal, New Economy Centres and other tax credits, the Company relocated some of its employees to designated locations. Real estate costs for these designated locations are significantly higher than they were at the previous facilities. As at September 30, 2009, the balance outstanding for financial commitments for these real estate locations was $388,722,000 ranging between one and 14 years. The refundable tax credits for these programs were calculated at rates varying between 35% to 40% on salaries paid in Québec to a maximum range of $12,500 to $15,000 per year per eligible employee.

5. Capital assets

	2009			2008		
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$	$	$	$
Land and buildings	21,607	3,920	17,687	13,804	2,900	10,904
Leasehold improvements	144,516	70,607	73,909	142,740	63,120	79,620
Furniture and fixtures	47,129	22,348	24,781	40,433	18,405	22,028
Computer equipment	190,850	94,809	96,041	138,123	72,240	65,883
	404,102	191,684	212,418	335,100	156,665	178,435

Capital assets include assets acquired under capital leases totalling $37,680,000 ($23,426,000 in 2008), net of accumulated amortization of $17,880,000 ($9,236,000 in 2008). Amortization expense of capital assets acquired under capital leases was $13,213,000 and $4,530,000 in 2009 and 2008, respectively.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data)

6. Intangible assets

			2009
	COST	**ACCUMULATED AMORTIZATION**	**NET BOOK VALUE**
	$	**$**	**$**
Intangible assets			
Contract costs			
Incentives	**247,146**	**185,296**	**61,850**
Transition costs	**169,087**	**77,138**	**91,949**
	416,233	**262,434**	**153,799**
Other intangible assets			
Internal-use software	**88,128**	**59,033**	**29,095**
Business solutions	**284,341**	**160,423**	**123,918**
Software licenses	**144,861**	**108,127**	**36,734**
Client relationships and other	**341,188**	**228,959**	**112,229**
	858,518	**556,542**	**301,976**
	1,274,751	**818,976**	**455,775**

			2008 (Restated Note 2a)
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Intangible assets			
Contract costs			
Incentives	241,951	164,527	77,424
Transition costs	148,044	60,520	87,524
	389,995	225,047	164,948
Other intangible assets			
Internal-use software	84,764	47,467	37,297
Business solutions	296,682	148,324	148,358
Software licenses	134,162	94,572	39,590
Client relationships and other	348,893	199,189	149,704
	864,501	489,552	374,949
	1,254,496	714,599	539,897

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	2009	2008	2007
	$	$	$
Acquired	**22,965**	30,665	22,720
Internally developed	**44,181**	40,257	60,289
	67,146	70,922	83,009

Amortization expense of other intangible assets included in the consolidated statements of earnings is as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Internal-use software	**12,963**	12,307	10,673
Business solutions	**33,444**	34,367	48,592
Software licenses	**16,674**	17,997	22,422
Client relationships and other	**37,748**	37,121	40,194
Amortization of other intangible assets (Note 14)	**100,829**	101,792	121,881

Amortization expense of contract costs is presented in Note 14.

Notes to the Consolidated Financial Statements
Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

7. Other long-term assets

	2009	2008
	$	$
Deferred financing fees	3,643	4,933
Deferred compensation plan assets	13,108	11,657
Long-term maintenance agreements	13,735	13,531
Forward contracts (Note 27)	22,372	8,758
Balance of sale receivable and other	7,700	6,798
Other long-term assets	60,558	45,677

8. Goodwill

The variations in goodwill are as follows:

			2009
			EUROPE & ASIA	
	CANADA	U.S. & INDIA	PACIFIC	TOTAL
	$	$	$	$
Balance, beginning of year	1,158,730	431,129	99,503	1,689,362
Acquisition (Note 19a)	209	–	–	209
Purchase price adjustments (Note 19c)	(16,059)	(3,865)	(415)	(20,339)
Disposal of assets (Note 19b)	(1,499)	–	–	(1,499)
Foreign currency translation adjustment	–	5,056	1,992	7,048
Balance, end of year	1,141,381	432,320	101,080	1,674,781

			2008
			EUROPE & ASIA	
	CANADA	U.S. & INDIA	PACIFIC	TOTAL
	$	$	$	$
Balance, beginning of year	1,159,431	390,676	96,822	1,646,929
Purchase price adjustments (Note 19d)	(701)	(9,215)	–	(9,916)
Foreign currency translation adjustment	–	49,668	2,681	52,349
Balance, end of year	1,158,730	431,129	99,503	1,689,362

9. Other long-term liabilities

	2009	2008
	$	$
Deferred compensation	22,727	22,068
Accrued integration and restructuring charges	4,416	12,145
Deferred revenue	27,774	13,441
Lease inducements	13,398	14,150
Forward contracts (Note 27)	7,648	–
Other	7,971	4,455
	83,934	66,259

Asset retirement obligations included in "other" pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The asset retirement obligation liability of $2,522,000 ($2,529,000 in 2008) was based on the expected cash flows of $3,579,000 ($3,465,000 in 2008) and was discounted at an interest rate of 6.83% (4.35% in 2008). The timing of the settlement of these obligations varies between one and 14 years.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

10. Long-term debt

	2009	2008
	$	$
Senior U.S. unsecured notes, bearing a weighted average interest rate of 5.27% and repayable by payments of $93,281 in 2011 and $21,444 in 2014, less imputed interest of $664[1]	114,061	202,428
Unsecured committed revolving term facility bearing interest at LIBOR rate plus 0.63% or bankers' acceptance rate plus 0.63%, maturing in 2012[2]	126,043	157,468
Obligation bearing interest at 2.34% and repayable in blended monthly instalments maturing in October 2010	5,879	9,037
Balance of purchase price related to a business acquisition was recorded at a discounted value using a 5.60% interest rate and was paid during fiscal 2009	–	645
Obligations under capital leases, bearing a weighted average interest rate of 5.23% and repayable in blended monthly instalments maturing at various dates until 2014	37,147	21,513
	283,130	391,091
Current portion	17,702	100,917
	265,428	290,174

[1] As at September 30, 2009, the private placement financing with U.S. institutional investors is comprised of two tranches of Senior U.S. unsecured notes maturing in January 2011 and 2014 for a total amount of US$107,000,000. On January 29, 2009, the Company repaid the first tranche in the amount of US$85,000,000 and settled the related forward contracts taken to manage the Company's exposure to fluctuations in the foreign exchange rate resulting in a cash inflow of $18,318,000. The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2009, the Company is in compliance with these covenants.

[2] The Company has a five-year unsecured revolving credit facility available for an amount of $1,500,000,000 that expires in August 2012. As at September 30, 2009, an amount of $126,043,000 has been drawn upon this facility. Also an amount of $14,678,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. In addition to the revolving credit facility, the Company has available demand lines of credit in the amount of $25,000,000. At September 30, 2009, no amount had been drawn upon these facilities. The revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 28). At September 30, 2009, the Company is in compliance with these covenants. The Company also has a proportionate share of a revolving demand credit facility related to the joint venture for an amount of $5,000,000 bearing interest at the Canadian prime rate. As at September 30, 2009, no amount has been drawn upon this facility.

Principal repayments on long-term debt over the forthcoming years are as follows:

	$
2010	4,642
2011	94,088
2012	126,043
2013	–
2014	21,210
Total principal payments on long-term debt	245,983

Minimum capital lease payments are as follows:	Principal	Interest	Payment
	$	$	$
2010	13,060	1,684	14,744
2011	11,591	1,063	12,654
2012	8,061	496	8,557
2013	3,666	137	3,803
2014	769	18	787
Total minimum capital lease payments	37,147	3,398	40,545

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

11. Capital stock

Authorized, an unlimited number without par value:

First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;

Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;

Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;

Class B shares, carrying ten votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2009, 2008 and 2007, the Class A subordinate and the Class B shares varied as follows:

| | CLASS A SUBORDINATE SHARES | | CLASS B SHARES | | | TOTAL |
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$		$
Balance, September 30, 2006	297,484,885	1,319,882	34,208,159	47,724	331,693,044	1,367,606
Repurchased and cancelled[1]	(12,484,000)	(52,203)	–	–	(12,484,000)	(52,203)
Repurchased and not cancelled[1]	–	(3,461)	–	–	–	(3,461)
Issued upon exercise of options[2]	5,544,830	57,087	–	–	5,544,830	57,087
Balance, September 30, 2007	290,545,715	1,321,305	34,208,159	47,724	324,753,874	1,369,029
Repurchased and cancelled[1]	(20,488,168)	(90,748)	–	–	(20,488,168)	(90,748)
Repurchased and not cancelled[1]	–	(847)	–	–	–	(847)
Issued upon exercise of options[2]	4,107,823	42,238	–	–	4,107,823	42,238
Balance, September 30, 2008	274,165,370	1,271,948	34,208,159	47,724	308,373,529	1,319,672
Repurchased and cancelled[1]	(9,708,292)	(44,272)	–	–	(9,708,292)	(44,272)
Issued upon exercise of options[2]	2,221,032	22,870	–	–	2,221,032	22,870
Conversion of shares[3]	600,000	837	(600,000)	(837)	–	–
Balance, September 30, 2009	**267,278,110**	**1,251,383**	**33,608,159**	**46,887**	**300,886,269**	**1,298,270**

[1] On January 27, 2009, the Company's Board of Directors authorized the renewal of a Normal Course Issuer Bid to purchase up to 10% of the public float of the Company's Class A subordinate shares during the next year. The Toronto Stock Exchange ("TSX") subsequently approved the Company's request for approval. The Issuer Bid enables the Company to purchase up to 26,970,437 Class A subordinate shares (28,502,941 in 2008 and 29,091,303 in 2007) for cancellation on the open market through the TSX. The Class A subordinate shares were available for purchase under the Issuer Bid commencing February 9, 2009, until no later than February 8, 2010, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During 2009, the Company repurchased 9,525,892 Class A subordinate shares (19,910,068 in 2008 and 12,339,400 in 2007) for cash consideration of $99,881,000 ($213,485,000 in 2008 and $126,420,000 in 2007). The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $55,609,000 ($121,890,000 in 2008 and $70,756,000 in 2007), was charged to retained earnings.

As at September 30, 2008, 182,400 of the repurchased Class A subordinate shares with a carrying value of $847,000 and a purchase value of $1,817,000 were held by the Company and had been cancelled and paid subsequent to year-end (As at September 30, 2007, 760,500 of the repurchased Class A subordinate shares with a carrying value of $3,461,000 and a purchase value of $8,538,000 were held by the Company and had been cancelled subsequent to year-end. Of the $8,538,000, $4,540,000 had been paid subsequent to September 30, 2007).

[2] The carrying value of Class A subordinate shares includes $5,253,000 ($10,223,000 in 2008 and $13,904,000 in 2007) which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the year.

[3] During the twelve months ended September 30, 2009, a shareholder converted 600,000 Class B shares into 600,000 Class A subordinate shares.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

12. Stock options and contributed surplus

A) STOCK OPTIONS

Under the Company's stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon the achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2009, 41,118,005 Class A subordinate shares have been reserved for issuance under the stock option plan.

The following table presents information concerning all outstanding stock options granted by the Company for the years ended September 30:

	2009		2008		2007	
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year	26,757,738	9.34	24,499,886	8.52	29,956,711	8.57
Granted	8,448,453	9.32	7,798,388	11.39	3,960,405	7.74
Exercised	(2,221,032)	7.93	(4,107,823)	7.79	(5,544,830)	7.79
Forfeited	(3,863,746)	11.16	(1,094,052)	10.65	(3,872,400)	8.92
Expired	(237,578)	14.11	(338,661)	12.20	–	–
Outstanding, end of year	28,883,835	9.16	26,757,738	9.34	24,499,886	8.52
Exercisable, end of year	18,087,166	8.75	19,398,753	8.56	18,507,376	8.90

The following table summarizes information about outstanding stock options granted by the Company as at September 30, 2009:

		OPTIONS OUTSTANDING		OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
$			$		$
2.14 to 5.20	31,028	1.47	2.56	31,028	2.56
6.05 to 6.98	2,942,547	5.18	6.46	2,942,547	6.46
7.00 to 7.87	4,710,509	5.54	7.74	4,710,509	7.74
8.00 to 8.99	6,758,449	4.18	8.63	6,758,449	8.63
9.05 to 9.90	9,081,298	7.51	9.37	1,044,348	9.79
10.05 to 11.95	4,303,278	7.93	11.36	1,543,559	11.32
14.10 to 16.23	1,041,086	0.06	15.72	1,041,086	15.72
24.51 to 26.03	15,640	0.32	25.97	15,640	25.97
	28,883,835	5.96	9.16	18,087,166	8.75

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data)

12. Stock options and contributed surplus (continued)

The following table presents the weighted average assumptions used to determine the stock-based compensation cost recorded in cost of services, selling and administrative expenses using the Black-Scholes option pricing model for the years ended September 30:

	2009	2008	2007
Compensation cost ($)	**8,617**	5,131	13,933
Dividend yield (%)	**0.00**	0.00	0.00
Expected volatility (%)	**24.42**	23.70	29.48
Risk-free interest rate (%)	**3.05**	4.09	3.90
Expected life (years)	**5.00**	5.00	5.00
Weighted average grant date fair value ($)	**2.59**	3.37	2.60

B) CONTRIBUTED SURPLUS

The following table summarizes the contributed surplus activity since September 30, 2006:

	$
Balance, September 30, 2006	82,436
Compensation cost associated with exercised options (Note 11)	(13,904)
Compensation cost associated with stock option plan	13,933
Balance, September 30, 2007	82,465
Compensation cost associated with exercised options (Note 11)	(10,223)
Compensation cost associated with stock option plan	5,131
Balance, September 30, 2008	77,373
Compensation cost associated with exercised options (Note 11)	(5,253)
Compensation cost associated with stock option plan	8,617
Balance, September 30, 2009	**80,737**

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

13. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the years ended September 30:

	2009			2008 (Restated Note 2a)			2007 (Restated Note 2a)		
	EARNINGS FROM CONTINUING OPERATIONS	**WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1]**	**EARNINGS PER SHARE FROM CONTINUING OPERATIONS**	EARNINGS FROM CONTINUING OPERATIONS	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1]	EARNINGS PER SHARE FROM CONTINUING OPERATIONS	EARNINGS FROM CONTINUING OPERATIONS	WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING[1]	EARNINGS PER SHARE FROM CONTINUING OPERATIONS
	$		**$**	$		$	$		$
	315,158	**306,853,077**	**1.03**	298,266	317,604,899	0.94	235,551	329,016,756	0.71
Dilutive options[2]		**3,492,164**			5,199,388			4,859,808	
		310,345,241	**1.02**	298,266	322,804,287	0.92	235,551	333,876,564	0.70

[1] The 9,525,892 Class A subordinate shares repurchased during the year (19,910,068 in 2008 and 12,339,400 in 2007) were excluded from the calculation of earnings per share as of the date of repurchase.

[2] The calculation of the dilutive effects excludes all anti-dilutive options that were either not yet exercisable or would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 13,384,651, 8,764,136 and 3,162,074 for the years ended September 30, 2009, 2008 and 2007, respectively.

14. Amortization

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Amortization of capital assets	**61,412**	43,455	32,396
Amortization of intangible assets			
Contract costs related to transition costs	**22,377**	17,925	18,944
Other intangible assets (Note 6)	**100,829**	101,792	121,881
Impairment of other intangible assets[1]	**11,143**	–	–
	195,761	163,172	173,221
Amortization of contract costs related to incentives (presented as reduction of revenue)	**21,043**	21,682	21,946
Amortization of deferred financing fees (presented in interest on long-term debt)	**1,283**	1,266	1,360
	218,087	186,120	196,527

[1] The impairment of other intangible assets relates to certain assets that are no longer expected to provide future value.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

15. Accumulated other comprehensive loss

	BALANCE, AS AT OCTOBER 1, 2008	NET CHANGES DURING THE YEAR	BALANCE, AS AT SEPTEMBER 30, 2009
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $10,464)	(365,672)	6,249	(359,423)
Net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $11,623)	45,261	15,739	61,000
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $4,422)	(1,013)	13,446	12,433
	(321,424)	35,434	(285,990)

	BALANCE, AS AT OCTOBER 1, 2007	NET CHANGES DURING THE YEAR	BALANCE, AS AT SEPTEMBER 30, 2008
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $7,029)	(431,872)	66,200	(365,672)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	45,799	(538)	45,261
Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $187)	-	(1,013)	(1,013)
	(386,073)	64,649	(321,424)

	BALANCE, AS AT OCTOBER 1, 2006	NET CHANGES DURING THE YEAR	BALANCE, AS AT SEPTEMBER 30, 2007
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $8,390)	(315,832)	(116,040)	(431,872)
Net unrealized gains on translating long-term debt designated as a hedge of net investment in self-sustaining foreign operations (net of accumulated income tax expense of $8,748)	26,609	19,190	45,799
	(289,223)	(96,850)	(386,073)

16. Restructuring costs related to specific items

On March 29, 2006, the Company announced a restructuring plan impacting members located primarily in Montréal and Toronto, of which a significant portion was related to lower than expected BCE work volumes. Approximately 1,150 positions were eliminated. The program ended December 31, 2006. Restructuring costs related to specific items of $23,010,000 and $67,266,000 were incurred in fiscal 2007 and fiscal 2006, respectively. Of the total restructuring costs of $90,276,000, $61,986,000 (net of the BCE contribution of $10,000,000) was for severance and $28,290,000 for the consolidation and closure of facilities. The balance of the restructuring provision is $3,557,000 at September 30, 2009 ($5,147,000 at September 30, 2008). The majority of the remaining balance will be paid in fiscal 2010.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Income taxes

The income tax expense is as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Current	95,923	128,972	105,138
Future	29,300	(22,675)	10,470
	125,223	106,297	115,608

The Company's effective income tax rate on income from continuing operations differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	2009	2008	2007
	%	%	%
Company's statutory tax rate	30.9	31.2	32.0
Effect of provincial and foreign tax rate differences	2.7	2.7	2.9
Benefit arising from investment in subsidiaries	(2.7)	(3.3)	(3.2)
Final determination from agreements with tax authorities and expirations of statutes of limitations	(3.9)	(3.7)	–
Non-deductible stock options	0.3	0.1	0.8
Other non-deductible items	1.0	0.9	1.0
Impact of corporate tax holiday	–	(0.2)	(1.1)
Impact on future tax assets and liabilities resulting from tax rate changes	–	(1.7)	0.4
Tax benefits on losses	0.1	0.2	0.1
Effective income tax rate	28.4	26.2	32.9

Future income tax assets and liabilities are as follows at September 30:

	2009	2008 (Restated Note 2a)
	$	$
Future income tax assets:		
Accrued integration charges, accounts payable and accrued liabilities	11,316	10,191
Tax benefits on losses carried forward	10,171	41,579
Capital assets, intangible assets and other long-term assets	17,197	10,915
Accrued compensation	23,414	26,077
Unrealized losses on cash flow hedges	3,395	–
Allowance for doubtful accounts	3,107	2,733
Financing and share issue costs	–	173
Other	2,433	2,718
	71,033	94,386
Valuation allowance	(6,818)	(25,473)
	64,215	68,913
Future income tax liabilities:		
Capital assets, intangible assets and other long-term assets	161,008	177,854
Work in progress	22,395	12,964
Goodwill	25,276	21,576
Refundable tax credits on salaries	40,233	20,434
Unrealized gain on cash flow hedges	7,478	–
Other	4,489	3,448
	260,879	237,350
Future income taxes, net	(196,664)	(167,363)

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

17. Income taxes (continued)

Future income taxes are classified as follows:	2009	2008 (Restated Note 2a)
	$	$
Current future income tax assets	15,110	34,031
Long-term future income tax assets	10,173	7,747
Current future income tax liabilities	(50,250)	(25,529)
Long-term future income tax liabilities	(171,697)	(183,612)
Future income taxes, net	(196,664)	(167,363)

At September 30, 2009, the Company had $26,793,000 in non-capital losses carried forward, of which $5,496,000 expire at various dates up to 2015 and $21,297,000 have no expiry dates. In addition, the Company had capital loss carry forwards of $10,236,000 having no expiry dates. The Company recognized a future tax asset of $10,171,000 on the losses carried forward and recognized a valuation allowance of $6,818,000. The decrease in the valuation allowance mainly results from the utilization of U.S. non-capital losses. The resulting net future income tax asset of $3,353,000 is the amount that is more likely than not to be realized. Should the valuation allowance be reversed, goodwill would be reduced by approximately $1,949,000.

Foreign earnings of certain of the Company's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future income tax liability for these retained earnings as management does not expect them to be repatriated. A future income tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable matter, such as the sale of the investment or through the receipt of dividends. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

18. Costs of services, selling and administrative

Tax credits netted against costs of services, selling and administrative expenses are as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Costs of services, selling and administrative	**3,268,995**	3,193,270	3,138,024
Tax credits	**(98,589)**	(82,510)	(87,242)
	3,170,406	3,110,760	3,050,782

19. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.

2009 TRANSACTIONS

A) ACQUISITION

During year ended September 30, 2009, the Company increased its investment of shares of Conseillers en informatique d'affaires ("CIA") to 65.78% for cash consideration of $425,000. As a result, non-controlling interest decreased by $216,000 and goodwill increased by $209,000.

B) DISPOSAL

On February 20, 2009, the Company disposed of its actuarial services business for purchase consideration of $3,780,000 less an estimated working capital adjustment. The Company received $3,565,000 on February 27, 2009. The business was previously included in the Canada segment. As a result of the final agreement, net assets disposed of included goodwill of $1,499,000. The transaction resulted in a gain of $1,494,000.

C) MODIFICATIONS TO PURCHASE PRICE ALLOCATIONS

During the year ended September 30, 2009, the Company modified the purchase price allocation and made adjustments relating to certain business acquisitions, resulting in a net decrease of integration charges and accounts payable and accrued liabilities of $849,000 and $120,000, respectively, and a net increase of future income tax liabilities of $338,000, whereas goodwill decreased by $631,000.

Additionally, future income tax assets acquired in the American Management Systems, Incorporated ("AMS") and COGNICASE Inc. ("Cognicase") business acquisitions that were not recognized as an identifiable asset at the date of acquisition were subsequently recognized, resulting in a corresponding decrease in goodwill of $19,708,000.

D) CONSIDERATION OF PURCHASE PRICE

During fiscal 2009, the Company paid a balance of purchase price of $997,000 relating to a business acquisition.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Investments in subsidiaries and joint ventures (continued)

2008 TRANSACTIONS

A) ACQUISITION

There were no acquisitions during fiscal 2008.

B) DISPOSAL

On July 19, 2008, the Company disposed of its Canadian claims adjusting and risk management services business for purchase consideration of $38,050,000. This business was included in the former BPS segment in prior years. The Company received $31,671,000 in August 2008. Of the remaining balance, $879,000 was paid in fiscal 2009 and $5,500,000 will be paid on or before August 5, 2014, bearing interest of 10% payable annually (Note 7). The net assets disposed of included goodwill of $7,732,000, which is net of an impairment of $4,051,000. The transaction resulted in a loss of $965,000.

C) BALANCE OF INTEGRATION CHARGES

AMS was acquired in fiscal 2004. For AMS, the components of the integration charges related to business acquisitions are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2007	15,226	1,395	16,621
Adjustments to initial provision[1]	(4,962)	–	(4,962)
Foreign currency translation adjustment	686	84	770
Paid during 2008	(3,676)	(95)	(3,771)
Balance, September 30, 2008[2]	7,274	1,384	8,658

[1] Have been recorded as a decrease of goodwill.

[2] Of the total balance remaining, $4,310,000 is included in accounts payable and accrued liabilities and $4,348,000 is included in other long-term liabilities. The majority of the remaining balance was paid in fiscal 2009.

D) MODIFICATIONS TO PURCHASE PRICE ALLOCATIONS

The Company modified the purchase price allocation and made adjustments relating to certain business acquisitions resulting in a net decrease of accrued integration charges, current portion of long-term debt, long-term debt, future income tax assets and accrued restructuring charges of $5,801,000, $3,287,000, $2,685,000, $2,145,000 and $320,000, respectively, and a net increase of cash and non-controlling interest of $43,000 and $75,000, respectively, whereas goodwill decreased by $9,916,000.

E) CONSIDERATION OF PURCHASE PRICE

During fiscal 2008, the Company paid balances of purchase price relating to certain business acquisition resulting in a net decrease of long-term debt by $3,954,000.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Investments in subsidiaries and joint ventures (continued)

2007 TRANSACTIONS

A) ACQUISITION

The Company made the following acquisition:

- Codesic Consulting ("Codesic") – On May 3, 2007, the Company acquired all of the outstanding shares of an IT services firm in Seattle, Washington. Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments.

The acquisition was accounted for using the purchase method. The purchase price allocation shown below was preliminary and based on the Company's management's best estimates. Of the aggregate cash consideration of $24,034,000, $15,055,000 was paid. The amount of the remaining payment is contingent on a formula set out in the agreement which will vary based on the performance of Codesic over the next two years. The Company has subsequently completed its purchase price allocations and these modifications are presented in Note 19d of 2008 Transactions and 2009 Transactions.

	CODESIC
	$
Non-cash working capital items	1,303
Capital assets	146
Client relationships and other	6,023
Goodwill[1]	16,094
Future income taxes	355
	23,921
Cash acquired	113
Net assets acquired	24,034
Consideration	
Cash	14,778
Contingent payment	8,979
Acquisition costs	277
	24,034

[1] Goodwill is deductible for tax purposes.

In connection with the acquisition completed in 2007, the Company has adopted certain plans to restructure and integrate the acquired business. Consequently, the Company established provisions related to the planned termination of certain employees of the acquired business performing functions already available through its existing structure, in the amount of $332,000.

B) MODIFICATION TO JOINT VENTURE

On April 19, 2007, the Company modified its agreement between shareholders of CIA, a provider of IT services primarily in the government and financial sectors. As a result of the modification, the Company is in a position to exercise unilateral control over CIA. Accordingly, the Company began using the consolidation method to account for its investment. At the date of the modification of the agreement, the Company owned 60.69% of the outstanding shares of CIA. Prior to April 19, 2007, the investment qualified as a joint venture and the Company used the proportionate consolidation method to account for it. Under the agreement, the Company has committed to purchase the remaining 39.31% of shares of CIA by October 1, 2011. Subsequent to April 19, 2007, the Company increased its investment of shares of CIA and at September 30, 2007 owned 64.66% of the outstanding shares. The modification of the consolidation method and the increase in the ownership percentage resulted in a net increase of net assets of $215,000 and a net decrease of cash of the same amount. As a result of the modification, the value of goodwill relating to CIA is $3,526,000. The Company noted its commitment to purchase the remaining interest in Note 26a.

Notes to the Consolidated Financial Statements
Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

19. Investments in subsidiaries and joint ventures (continued)

C) BALANCE OF INTEGRATION CHARGES

Cognicase was acquired in fiscal 2003. For AMS and Cognicase, the components of the integration charges related to business acquisitions are as follows:

	CONSOLIDATION AND CLOSURE OF FACILITIES	SEVERANCE	TOTAL
	$	$	$
Balance, October 1, 2006	35,010	2,287	37,297
Adjustments to initial provision[1]	(3,860)	(754)	(4,614)
Foreign currency translation adjustment	(1,517)	(17)	(1,534)
Paid during 2007	(9,577)	(121)	(9,698)
Balance, September 30, 2007[2]	20,056	1,395	21,451

[1] Have been recorded as a decrease of goodwill.

[2] Of the total balance remaining, $6,247,000 is included in accounts payable and accrued liabilities and $15,204,000 is included in other long-term liabilities. The majority of the remaining Cognicase balance was paid in fiscal 2008.

D) MODIFICATIONS TO PURCHASE PRICE ALLOCATIONS

The Company modified the purchase price allocations and made adjustments relating to certain business acquisitions resulting in a net decrease of future income tax assets, accrued integration charges, cash and non-cash working capital items of $3,021,000, $8,045,000, $130,000 and $118,000, respectively, and a net increase of client relationships of $191,000, whereas goodwill decreased by $4,967,000.

E) CONSIDERATION OF PURCHASE PRICE

During fiscal 2007, the Company paid balances of purchase price relating to certain business acquisitions resulting in a net decrease of long-term debt by $2,011,000.

Notes to the Consolidated Financial Statements
(tabular amounts only are in thousands of Canadian dollars, except share data)

20. Discontinued operations

In fiscal 2008, the Company classified its Canadian claims adjusting and risk management services and actuarial services businesses as discontinued operations. The Canadian claims adjusting and risk management services business was divested in July 2008 and the actuarial services business was divested in February 2009 (Note 19b of 2009 Transactions and 2008 Transactions).

The following table presents summarized financial information related to discontinued operations:

	2009	2008	2007
	$	$	$
Revenue	**2,511**	64,851	77,621
Operating expenses [1]	**1,046**	68,747	72,157
Amortization	**14**	1,624	2,619
Earnings (loss) before income taxes	**1,451**	(5,520)	2,845
Income tax expense (recovery) [2]	**143**	(386)	1,102
Earnings (loss) from discontinued operations	**1,308**	(5,134)	1,743

[1] For the year ended September 30, 2009, operating expenses from discontinued operations include a gain on disposition of $1,494,000. For the year ended September 30, 2008, it includes an impairment of goodwill of $4,051,000 and a loss on disposition of $965,000.

[2] Income tax expense (recovery) does not bear a normal relation to earnings (loss) before income taxes since the sale includes goodwill of $1,499,000 for the year ended September 30, 2009 ($7,732,000 for the year ended September 30, 2008), which has no tax basis.

The related assets and liabilities of discontinued operations are as follows:

	2009	2008
	$	$
Current assets		
Accounts receivable	–	1,304
Income tax receivable	–	39
Capital assets	–	55
Total assets held for sale	–	1,398
Current liabilities		
Accounts payable and accrued liabilities	–	295
Accrued compensation	–	41
Deferred revenue	–	321
Total liabilities held for sale	–	657

The related cash flow information of discontinued operations is as follows:

	2009	2008	2007
	$	$	$
Cash provided by (used in) operating activities	**164**	(818)	5,930
Cash used in investing activities	**(3)**	(250)	(2,302)
Total cash provided by (used in) discontinued operations	**161**	(1,068)	3,628

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

21. Joint ventures: supplementary information

The Company's proportionate share of its joint venture investees' operations included in the consolidated financial statements is as follows:

	2009	2008 (Restated Note 2a)
	$	$
BALANCE SHEETS		
Current assets	37,608	36,543
Non-current assets	2,998	1,333
Current liabilities	14,721	15,040
Non-current liabilities	445	518

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
STATEMENTS OF EARNINGS			
Revenue	101,964	87,887	94,111
Expenses	88,552	77,381	79,647
Net earnings	13,412	10,506	14,464

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
STATEMENTS OF CASH FLOWS			
Cash provided by (used in):			
Operating activities	25,542	4,879	16,327
Investing activities	(570)	(412)	(2,669)
Financing activities	(12,250)	(13,720)	(11,956)

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

22. Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Accounts receivable	31,749	(13,164)	(8,441)
Work in progress	(22,450)	(43,785)	(5,049)
Prepaid expenses and other current assets	8,399	(12,692)	6,063
Accounts payable and accrued liabilities	(39,255)	5,762	(21,449)
Accrued compensation	38,009	(5,327)	24,220
Deferred revenue	15,194	(13,323)	39,020
Income taxes	25,974	(31,357)	49,886
	57,620	(113,886)	84,250

b) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Operating activities			
Accounts receivable	(1,476)	408	(438)
Accounts payable and accrued liabilities	(1,817)	(2,723)	(4,540)
Deferred revenue	4,779	–	–
	1,486	(2,315)	(4,978)
Investing activities			
Purchase of capital assets	(27,040)	(17,559)	(9,609)
Purchase of intangible assets	(4,779)	(13,185)	–
	(31,819)	(30,744)	(9,609)
Financing activities			
Increase in obligations under capital leases	27,040	17,559	9,609
Increase in obligations relating to intangible assets	–	13,185	–
Issuance of shares	1,476	(408)	438
Repurchase of Class A subordinate shares	1,817	2,723	4,540
	30,333	33,059	14,587

c) Interest paid and income taxes paid are as follows for the years ended September 30:

	2009	2008	2007
	$	$	$
Interest paid	16,558	26,847	37,925
Income taxes paid	63,125	139,803	37,763

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

23. Segmented information

The Company is managed through three operating segments, in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific (Note 8). The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company's operations based on its management structure.

					2009
	CANADA	U.S. & INDIA	EUROPE & ASIA PACIFIC	CORPORATE	TOTAL
	$	$	$	$	$
Revenue	2,216,042	1,421,366	305,417	–	3,942,825
Intersegment revenue	(36,383)	(59,579)	(21,702)	–	(117,664)
	2,179,659	1,361,787	283,715	–	3,825,161
Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes[1]	320,702	171,965	18,639	(50,565)	460,741
Total assets	2,341,074	985,289	197,619	375,928	3,899,910

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $116,243,000, $78,819,000, $7,247,000 and $14,495,000, respectively, for the year ended September 30, 2009. Amortization includes an impairment of $11,143,000 mainly related to other intangible assets in the U.S. & India segment.

					2008 (Restated Note 2a)
	CANADA	U.S. & INDIA	EUROPE & ASIA PACIFIC	CORPORATE	TOTAL
	$	$	$	$	$
Revenue	2,356,629	1,137,457	296,745	–	3,790,831
Intersegment revenue	(21,063)	(50,944)	(12,961)	–	(84,968)
	2,335,566	1,086,513	283,784	–	3,705,863
Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes[1]	332,827	129,401	24,692	(56,434)	430,486
Total assets	2,274,589	1,113,303	197,900	94,766	3,680,558

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $111,903,000, $54,358,000, $5,069,000 and $13,524,000, respectively, for the year ended September 30, 2008.

					2007 (Restated Note 2a)
	CANADA	U.S. & INDIA	EUROPE & ASIA PACIFIC	CORPORATE	TOTAL
	$	$	$	$	$
Revenue	2,267,116	1,165,669	278,245	–	3,711,030
Intersegment revenue	(15,790)	(50,220)	(11,075)	–	(77,085)
	2,251,326	1,115,449	267,170	–	3,633,945
Earnings (loss) from continuing operations before restructuring costs related to specific items, interest on long-term debt, interest income, other expenses, gain on sale of assets, income tax expense, and non-controlling interest, net of income taxes[1]	322,698	123,512	23,152	(62,877)	406,485
Total assets	2,069,169	1,077,300	193,544	131,848	3,471,861

[1] Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $123,162,000, $54,548,000, $5,123,000 and $12,334,000, respectively, for the year ended September 30, 2007.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

23. Segmented information (continued)

The accounting policies of each segment are the same as those described in the summary of significant accounting policies (Note 2). Intersegment revenue is priced as if the revenue was from third parties.

GEOGRAPHIC INFORMATION:

The following table provides information for capital assets based on their location:

	2009	2008
	$	$
Capital assets		
Canada	155,072	135,979
U.S. & India	53,651	40,147
Europe & Asia Pacific	3,695	2,309
	212,418	178,435

The geographic revenue information based on client's location approximates the revenue presented under the operating segments.

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company:

	2009	2008	2007
	$	$	$
Outsourcing			
IT Services	1,817,943	1,523,562	1,565,943
BPS	405,516	485,454	400,989
Systems integration and consulting	1,601,702	1,696,847	1,667,013
	3,825,161	3,705,863	3,633,945

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

24. Related party transactions

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost's operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.

Revenue was $108,139,000, $124,461,000 and $120,010,000 for the years ending September 30, 2009, 2008 and 2007, respectively.

	2009	2008
	$	$
Accounts receivable	10,542	12,050
Work in progress	5,937	5,939
Contract costs	8,706	11,206
Deferred revenue	3,351	2,715

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

25. Employee future benefits

Generally, the Company does not offer pension plan or post-retirement benefits to its employees with the exception of the following:

- The Company has defined contribution pension plans mainly covering certain European employees. For the years ended September 30, 2009, 2008 and 2007, the plan expense was $5,053,000, $5,303,000 and $4,717,000, respectively.

- The Company maintains a 401(k) defined contribution plan covering substantially all U.S. employees. Since January 1, 2008, the Company matches employees' contributions to a maximum of US$2,500 per year. Prior to that date, the maximum was US$1,000 per year. For the years ended September 30, 2009, 2008 and 2007, the amounts of the Company's contributions were $7,557,000, $5,069,000 and $4,520,000, respectively.

- The Company maintains two non-qualified deferred compensation plans covering some of its U.S. management. One of these plans is an unfunded plan and the non-qualified deferred compensation liability totalled $3,211,000 as at September 30, 2009 ($4,066,000 at September 30, 2008). The other plan is a funded plan for which a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company's general creditors in the case of bankruptcy. The assets, included in other long-term assets, composed of investments, vary with employees' contributions and changes in the value of the investments. The change in liability associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totalled $13,108,000 as at September 30, 2009 ($11,657,000 as at September 30, 2008).

- The Company maintains a post-employment benefits plan to cover certain former retired employees associated with the divested Canadian claims adjusting and risk management services business. The post-employment benefits liability totalled $7,201,000 as at September 30, 2009 ($7,368,000 at September 30, 2008).

26. Commitments, contingencies and guarantees

A) COMMITMENTS

At September 30, 2009, the Company is committed under the terms of operating leases with various expiration dates up to 2030, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $832,113,000. Minimum lease payments due in the next five years and thereafter are as follows:

	$
2010	140,755
2011	108,399
2012	86,452
2013	71,863
2014	62,678
Thereafter	361,966

The Company entered into long-term service agreements representing a total commitment of $166,969,000. Minimum payments under these agreements due in each of the next five years and thereafter are as follows:

	$
2010	89,754
2011	38,520
2012	20,767
2013	11,870
2014	3,905
Thereafter	2,153

As of April 19, 2007, the Company became committed under the agreement between shareholders of CIA to purchase the remaining shares of CIA by October 1, 2011 (Note 19b of 2007 Transactions). As at September 30, 2009, 34.22%, of shares of CIA remain to be purchased. The purchase price of the remaining shares will be calculated by a formula as defined in the shareholders' agreement. If the Company had purchased the remainder of CIA's shares on September 30, 2009, the consideration would have been approximately $10,832,000.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

26. Commitments, contingencies and guarantees (continued)

B) CONTINGENCIES

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company's financial position, results of operations or the ability to carry on any of its business activities. As at September 30, 2009, the Company is involved in claims of approximately $80,000,000 and counterclaims exceeding $10,000,000.

In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company's operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination, or reduction in the scope, of a major government project could have a materially adverse effect on the results of operations and financial condition of the Company.

C) GUARANTEES

SALE OF ASSETS AND BUSINESS DIVESTITURES

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $41,903,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2009. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

OTHER TRANSACTIONS

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2009, the Company provided for a total of $123,996,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company's consolidated results of operations or financial condition.

In addition, the Company provides a guarantee of $5,900,000 of the residual value of a leased property, accounted for as an operating lease, at the expiration of the lease term.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

27. Financial instruments

FAIR VALUE

All financial assets classified as held-to-maturity or loans and receivables, as well as financial liabilities classified as other liabilities, are initially measured at their fair values and subsequently at their amortized cost using the effective interest rate method. All financial assets and liabilities classified as held for trading are measured at their fair values. Gains and losses related to periodic revaluations are recorded in net earnings.

The Company has made the following classifications:
- Cash and cash equivalents (Note 2) and deferred compensation assets and obligations (Note 25) are classified as held for trading as this reflects management's intentions.
- Accounts receivable (Note 4), work in progress, balance of sale receivable (Note 7) and funds held for clients are classified as loans and receivables.
- Accounts payable and accrued liabilities, accrued compensation, accrued integration and restructuring charges (Note 9), long-term debt , excluding obligations under capital leases (Note 10), asset retirement obligations (Note 5) and clients' funds obligations are classified as other liabilities.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than held for trading.

At September 30, 2009 and 2008, the estimated fair values of accounts receivable, work in progress, balance of sale receivable, funds held for clients, accounts payable and accrued liabilities, accrued compensation, accrued integration charges, asset retirement obligations, long-term debt, with the exception of Senior U.S. unsecured notes, and clients' funds obligations approximate their respective carrying values.

The fair value of Senior U.S. unsecured notes, estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions, is $116,859,000 at September 30, 2009 ($201,618,000 at September 30, 2008) as compared to its carrying value of $114,061,000 ($202,428,000 at September 30, 2008) (Note 10).

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

27. Financial instruments (continued)

FAIR VALUE (CONTINUED)

The following table summarizes the fair value of outstanding hedging instruments:

	Recorded in	2009 $	2008 $
Hedge on net investments in self-sustaining foreign subsidiaries			
US$100,000 debt designated as the hedging instrument to the Company's net investment in U.S. subsidiaries	Long term debt	107,220	–
€12,000 debt designated as the hedging instrument to the Company's net investment in European subsidiaries	Long term debt	18,823	–
Cash flow hedges on future revenue			
US$192,660 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar	Other current assets	8,303	–
	Other long-term assets	16,148	–
US$62,940 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee	Other current assets	1,495	–
	Other long-term assets	488	–
	Other long-term liabilities	78	
$110,315 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee	Accrued liabilities	2,005	–
	Other long-term liabilities	7,570	–
Cash flow hedges on Senior U.S. unsecured notes			
US$107,000 foreign currency forward contracts (US$192,000 as at September 30, 2008)	Other long-term assets	5,736	8,758

The Company expects that approximately $7,801,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at September 30, 2009, will be reclassified in net income in the next 12 months.

MARKET RISK (INTEREST RATE RISK AND CURRENCY RISK)

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

INTEREST RATE RISK

The Company is exposed to interest rate risk on a portion of its long-term debt (Note 10) and does not currently hold any financial instruments that mitigate this risk. A fluctuation of interest rates of 50 basis points will not have a significant impact given the current level of borrowings. Therefore, a sensitivity analysis of the impact of interest rate fluctuations on net earnings and comprehensive income has not been provided.

CURRENCY RISK

The Company operates internationally and is exposed to risk from changes in foreign currency rates. The Company mitigates this risk principally through foreign debt and forward contracts. The Company enters, from time to time, into foreign exchange forward contracts to hedge forecasted cash flows or contractual cash flows in currencies other than the functional currency of its subsidiaries (Note 2). Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

The Company is mainly exposed to fluctuations in the U.S. dollar and the euro. As at September 30, 2009, the portion of the cash and cash equivalents, accounts receivable, work in progress, accounts payable and accrued liabilities and accrued compensation denominated in U.S. dollars amount to US$198,265,000, US$107,856,000, US$126,169,000, US$63,000,000 and US$58,956,000, respectively. Additionally, as at September 30, 2009, the portion of the same items denominated in euros amount to €14,292,000 €21,144,000, €6,124,000, €11,230,000 and €3,386,000, respectively.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

27. Financial instruments (continued)

CURRENCY RISK (CONTINUED)

The following table details the Company's sensitivity to a 10% strengthening of the U.S. dollar and the euro foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis presents the impact of foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates. For a 10% weakening of the U.S. dollar and the euro against the Canadian dollar, there would be an equal and opposite impact on net earnings and comprehensive income.

	2009		2008	
	U.S. dollar impact	Euro impact	U.S. dollar impact	Euro impact
Increase in net earnings	11,739	938	9,761	906
Increase in comprehensive income	79,117	12,409	115,157	12,422

LIQUIDITY RATE RISK

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company's activities are financed through a combination of the cash flows from operations, borrowing under existing credit facilities, the issuance of debt and the issuance of equity. One of management's primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.

As at September 30, 2009, the Company has accounts payable and accrued liabilities and accrued compensation of $306,826,000 and $165,981,000, respectively, due within 12 months ($339,765,000 and $127,151,000, respectively, at September 30, 2008). The contractual maturity of long-term debt and the revolving credit facility is presented in Note 10, commitments in Note 26 and asset retirement obligations in Note 5. Employee future benefits are discussed in Note 25, however the nature of employee future benefit obligations does not allow for a detailed aging. The maturity dates of accrued integration charges range between two to seven years.

As at September 30, 2009, the Company is holding cash and cash equivalents of $343,427,000 ($50,134,000 at September 30, 2008). The Company also has available $1,359,279,000 in unsecured revolving credit facilities and $25,000,000 in demand lines of credit (Note 10) ($1,325,665,000 and $25,000,000, respectively, at September 30, 2008). Given the Company's available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company's liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a client will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, work in progress and accounts receivable.

Cash equivalents consist mainly of highly liquid investments, such as money market deposits (Note 3). None of the cash equivalents are in asset backed commercial paper products. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.

The Company has accounts receivable and work in progress derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company's large and diversified client base.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

27. Financial instruments (continued)

CREDIT RISK (CONTINUED)

The following table sets forth details of the age of accounts receivable that are past due:

	2009	2008
Not past due	267,784	295,751
Past due 1-30 days	9,183	45,011
Past due 31-60 days	13,086	24,948
Past due 61-90 days	4,979	13,695
Past due more than 90 days	33,737	32,862
	328,769	412,267
Allowance for doubtful accounts	(11,122)	(12,870)
	317,647	399,397

The carrying amount of accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statement of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statement of earnings. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

28. Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company's risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks. The principal financial risks to which the Company is exposed are described below.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. At September 30, 2009, total managed capital was $2,901,811,000 ($2,440,567,000 at September 30, 2008). Managed capital consists of long-term debt, including the current portion (Note 10), cash and cash equivalents (Note 3) and shareholders' equity. The basis for the Company's capital structure is dependent on the Company's expected business growth and changes in the business environment. When capital needs have been specified, the Company's management proposes capital transactions for the approval of the Company's Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:
- Debt/Capitalization
- Net Debt/Capitalization
- Debt/EBITDA

Debt represents long-term debt, including the current portion. Net debt, capitalization and EBITDA are non-GAAP measures. Net debt represents debt (including the impact of the fair value of forward contracts) less cash and cash equivalents. Capitalization is shareholders' equity plus debt. EBITDA is calculated as earnings from continuing operations before income taxes, interest expense on long-term debt and depreciation and amortization. The Company believes that the results of the current internal ratios are consistent with its capital management objectives.

The Company is subject to external covenants on its credit facilities and its Senior U.S. unsecured notes. On the credit facilities, the ratios are as follows:
- A leverage ratio, which is the ratio of total debt to EBITDA for the four most recent quarters.
- An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total interest expense and the operating rentals in the same periods. EBITDAR, a non-GAAP measure, is calculated as EBITDA plus rent expense.
- A minimum net worth requirement, whereby shareholders' equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the credit facilities are calculated on a consolidated basis, excluding Innovapost, which is a joint venture.

On the Senior U.S. unsecured notes, the ratios are as follows:
- A leverage ratio, which is the ratio of total debt adjusted for operating rent to EBITDAR for the four most recent quarters.
- A fixed charges coverage ratio, which is the ratio of the EBITDAR to the sum of interest expense plus operating rentals for the period for the four most recent quarters.
- A minimum net worth requirement, whereby shareholders' equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive loss, cannot be less than a specified threshold.

The ratios for the Senior U.S. unsecured notes are calculated based on specific subsidiaries of the Company that represent a significant portion of the Company's consolidated operations.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company's Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

29. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed as follows:

	2009	2008 (Restated Note 2a)	2007 (Restated Note 2a)
	$	$	$
Reconciliation of net earnings:			
Net earnings – Canadian GAAP	316,466	293,132	237,294
Adjustments for:			
Stock-based compensation (i)	(3,759)	(4,127)	–
Warrants (ii)	1,404	(5,721)	1,404
Reversal of income tax provision (iii)	(517)	(7,452)	–
Other (iv)	594	216	549
Net earnings – U.S. GAAP	314,188	276,048	239,247
Basic EPS – U.S. GAAP	1.02	0.87	0.73
Diluted EPS – U.S. GAAP	1.01	0.86	0.72
Net earnings – U.S. GAAP	314,188	276,048	239,247
Other comprehensive income (loss)	35,434	64,649	(96,850)
Comprehensive income – U.S. GAAP	349,622	340,697	142,397
Reconciliation of shareholders' equity:			
Shareholders' equity – Canadian GAAP	2,275,254	1,997,001	1,815,559
Adjustments for:			
Stock-based compensation (ix)	58,411	58,411	58,411
Warrants (ii)	(7,988)	(9,392)	(3,671)
Reversal of income tax provision (iii)	(7,969)	(7,452)	–
Unearned compensation (v)	(3,694)	(3,694)	(3,694)
Integration costs (vi)	(6,606)	(6,606)	(6,606)
Goodwill (vii)	28,078	28,078	28,078
Income taxes and adjustment for change in accounting policy (viii)	9,715	9,715	9,715
Other (iv)	(5,605)	(3,859)	(4,075)
Shareholders' equity – U.S. GAAP	2,339,596	2,062,202	1,893,717

(i) Stock-based compensation
Beginning in fiscal 2008, the Company issued stock options with a three-year graded vesting period and a performance criteria. Under Canadian GAAP, the compensation cost for this type of option has been accounted for on a straight-line basis because the awards of graded vesting options have a similar expected life. Under U.S. GAAP, the graded vesting method must be used. The adjustment represents the compensation cost difference between using the straight-line and graded vesting method. This adjustment does not have an impact on shareholders' equity.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under U.S. GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2009, 2008 and 2007 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

The fiscal 2008 adjustment also includes final determinations from agreements with tax authorities and expirations of statutes of limitations of prior year tax liabilities associated with the issuance of warrants that resulted in the reversal of $7,125,000 in tax liabilities during fiscal 2008. The reversal of this recovery was included as an increase to Canadian GAAP consolidated earnings.

(iii) Reversal of income tax provision
During fiscal 2009 and fiscal 2008, the Company reversed one-time income tax provisions pertaining to the determination of prior year tax liabilities after final agreement with tax authorities and the expirations of statutes of limitations relating to business acquisitions. The reversal of the provisions was included as an increase to Canadian GAAP consolidated earnings. Under U.S. GAAP, the adjustment should have been applied to the goodwill attributable to the acquisition.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

29. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(iv) Capitalization of intangible assets
Effective October 1, 2008, the Company adopted Section 3064, "Goodwill and Intangible Assets" (Note 2a). As a result of the standard, there is new guidance relating to eligible capitalizable costs in the development of intangibles. Under U.S. GAAP, there were no changes to capitalization standards. This adjustment is one of the items included in "other" and represents the net effect of costs that were expensed or capitalized under Canadian GAAP for which the accounting treatment is different under U.S. GAAP. For the years ended September 30, 2009, 2008 and 2007, the adjustment to U.S. GAAP net earnings is a decrease of $198,000, $368,000 and $892,000, respectively. As at September 30, 2009, 2008 and 2007, the adjustment to U.S. GAAP shareholders' equity is an increase of $2,145,000, $2,341,000 and $2,709,000, respectively.

(v) Unearned compensation
Under Canadian GAAP, prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vii) below) that would have been recorded as a separate component of shareholders' equity for U.S. GAAP purposes. This unearned compensation was amortized over approximately three years, being the estimated remaining future vesting service period.

(vi) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under U.S. GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. This adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001, recorded for Canadian GAAP purposes and net of income taxes.

(vii) Goodwill
The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMRglobal Corp. employees. Under Canadian GAAP, the fair value of the outstanding vested stock options is recorded as part of the purchase price allocation whereas under U.S. GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (v) above for a further discussion relating to this item.

(viii) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, "Income taxes". The recommendations of Section 3465 are similar to the provisions of the Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes" (now FASB ASC Topic 740, "Income Taxes"), issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a business combination, which resulted in future income tax liabilities. The Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under U.S. GAAP, this amount would have been reflected as additional goodwill.

(ix) Stock-based compensation
Under Canadian GAAP, stock-based compensation cost was accounted for using the fair value based method beginning October 1, 2004. Under U.S. GAAP, SFAS No. 123 (revised 2004), "Share-Based Payment" (now FASB ASC Topic 718, "Compensation – Stock Compensation"), did not require adoption of this standard until fiscal years beginning on or after June 15, 2005. The 2005 adjustments represent the charge to consolidated net earnings recorded for Canadian GAAP purposes as no such expense was recorded or required under U.S. GAAP. Beginning October 1, 2005, there is no difference between Canadian and U.S. GAAP in connection to stock-based compensation cost.

Notes to the Consolidated Financial Statements

Years ended September 30, 2009, 2008 and 2007
(tabular amounts only are in thousands of Canadian dollars, except share data)

29. Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

(x) Proportionate consolidation

The proportionate consolidation method is used to account for interests in joint ventures. Under U.S. GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated, and those which are less than majority-owned, but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2009 and 2008, and for each of the years in the three-year period ended September 30, 2009. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 21). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(xi) Recent accounting changes

On September 30, 2009, the Company adopted changes issued by the FASB related to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification TM ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") (now FASB ASC Topic 820, "Fair Value Measurements and Disclosures"), effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Company adopted SFAS 157 effective October 1, 2008, without significant effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS 159") (now included in FASB ASC Topic 825 "Financial Instruments"), effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The Company adopted SFAS 159 effective October 1, 2008, without significant effect on the Company's consolidated financial statements.

(xii) Future accounting changes

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, "Multiple-Deliverable Revenue Arrangements", an amendment to FASB ASC topic 605, "Revenue Recognition", and Update No. 2009-14, "Certain Revenue Arrangements That Include Software Elements", an amendment to FASB ASC subtopic 985-605, "Software — Revenue Recognition", (the "Updates"). The Updates provide guidance on arrangements that include software elements, including tangible products that have software components that are essential to the functionality of the tangible product and will no longer be within the scope of the software revenue recognition guidance, and software-enabled products that will now be subject to other relevant revenue recognition guidance. The Updates provide authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. The Updates also include new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Updates must be adopted in the same period using the same transition method and are effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of the Updates on the consolidated financial statements.